UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Extended Stay America, Inc. / ESH Hospitality, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share of Extended Stay America, Inc. and
Class B Common Stock, $0.01 par value per shares of ESH Hospitality, Inc., which are attached and trade together as a Paired Share
(Title of Class of Securities)

30224P200
(CUSIP Number)

February 14, 2014
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 6 Pages

CUSIP NO. 30224P200	Page 2 of 6 Pages

1.	Names of Reporting Persons

Paulson & Co. Inc.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

State of Delaware

	5.	Sole Voting Power
Number of Shares		55,711,591 (see Note 1 to Item 4 below)
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 55,711,591 (see Note 1 to Item 4 below)
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

55,711,591 (see Note 1 to Item 4 below)

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

27.2%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP NO. 30224P200	Page 3 of 6 Pages

This Amendment No. 1 to the Extended Stay America, Inc. / ESH Hospitality, Inc. 13G, filed with the Securities and Exchange Commission on February 14, 2014 (the “Original 13G”), is being filed to amend the Original 13G.  The Original 13G was filed with the incorrect subject company central index key (“CIK”) and this Amendment No. 1 is being filed to correct the error.

Item 1(a).	Name of Issuer:

Extended Stay America, Inc. / ESH Hospitality, Inc.

Item 1(b).	Address of the Issuer's Principal Executive Offices:

11525 N. Community House Road, Suite 100
Charlotte, North Carolina 28277

Item 2(a).	Name of Person Filing

Paulson & Co. Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1251 Avenue of the Americas, New York, NY 10020

Item 2(c).	Citizenship:

Delaware corporation

Item 2(d).	Title of Class of Securities:
Common Stock, $0.01 par value per share of Extended Stay America, Inc.
Class B Common Stock, $0.01 par value per share of ESH Hospitality, Inc.

Item 2(e).	CUSIP Number:

30224P200

CUSIP NO. 30224P200	Page 4 of 6 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned: 55,711,591 (see Note 1)

Item 4(b).	Percent of Class: 27.2%

Item 4(c).	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 55,711,591 (see Note 1)
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 55,711,591 (see Note 1)
(iv) Shared power to dispose or to direct the disposition of: 0

Note 1: Paulson & Co. Inc. (“Paulson”), an investment advisor that is registered under the Investment Advisors Act of 1940, and its affiliates furnish investment advice to and manage onshore and offshore investment funds and separate managed accounts (such investment funds and accounts, the “Funds”).  In its role as investment advisor, or manager, Paulson possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds.  All securities reported in this schedule are owned by the Funds.  Paulson disclaims beneficial ownership of such securities.

CUSIP NO. 30224P200	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

All securities reported in this schedule are owned by Paulson’s advisory clients, none of which to Paulson’s knowledge owns more than 5% of the class.  Paulson itself disclaims beneficial ownership of all such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Each of Extended Stay America, Inc., certain funds or accounts managed by The Blackstone Group L.P. (collectively, “Blackstone”), certain funds or accounts managed by Centerbridge Partners L.P. (collectively, “Centerbridge”), and certain funds or accounts managed by Paulson & Co. Inc. (collectively, “Paulson” and together with Blackstone and Centerbridge, the “Sponsor Shareholders”) is a party to a Stockholders’ Agreement, dated as of November 18, 2013 (the “Stockholders’ Agreement”). The Stockholders’ Agreement, among other terms, requires the Sponsor Shareholders to vote their Paired Shares and Extended Stay America, Inc. to vote its Class B common stock, par value $0.01 (“Class B Shares”) for directors that are designated in accordance with the provisions of the Stockholders’ Agreement. Each of Blackstone, Centerbridge and Paulson has the right to designate one director at each of Extended Stay America, Inc. and ESH Hospitality, Inc., so long as it owns at least 5% of the outstanding Paired Shares. Given the terms of the Stockholders’ Agreement, as of the date hereof, Extended Stay America, Inc. and each of the Sponsor Shareholders and certain of their respective affiliates may be deemed to be a member of a group that owns 167,134,774 Paired Shares and 250,295,833 Class B Shares, or 81.6% of the outstanding Paired Shares, 55% of all Class B Shares and 100% of the unpaired Class B Shares (in each case, calculated in accordance with Rule 13d-3(d) of the Act).

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

CUSIP NO. 30224P200	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 19, 2014	PAULSON & CO. INC.

By: /s/ Stuart L. Merzer
Stuart L. Merzer
General Counsel & Chief Compliance Officer